Exhibit (a)(1)(C)

Adhera Therapeutics Announces Termination of Tender Offer for Preferred Stock

RESEARCH TRIANGLE PARK, NC (September 26, 2019) — Adhera Therapeutics, Inc. (OTCQB: ATRX), a specialty pharmaceutical company leveraging technology to commercialize unique therapies and improve patient outcomes, today announced that it has terminated its previously announced offer to exchange all of the outstanding shares of the Series E Convertible Preferred Stock and Series F Convertible Preferred Stock of the Company. The offer was made pursuant to the Tender Offer Statement on Schedule TO that Adhera filed with the Securities and Exchange Commission on August 20, 2019. As per the terms of the offer, the Company offered, in exchange for each share of preferred stock tendered, such number of shares of the common stock of the Company as is equal to the quotient obtained by dividing (A) the “stated value” of such tendered share of preferred stock by (B) $0.50 (subject to an adjustment mechanism described in the Schedule TO).

Adhera’s obligation to consummate the offer was subject to various conditions specified in the Offer to Exchange that was filed with the Securities and Exchange Commission, of which conditions certain were not satisfied, including a condition that a simultaneous private placement by Adhera be consummated, and a condition that no rule shall have been deemed applicable by any regulatory or administrative agency that, in the reasonable judgment of the Company, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the offer. As a result, the Company has determined to terminate the exchange offer.

No shares of preferred stock were exchanged in the exchange offer and all shares of preferred stock previously tendered for exchange but not withdrawn will be promptly returned.

This communication constitutes a formal termination of the exchange offer, and a formal notification that Adhera will not accept for exchange any shares of preferred stock tendered in connection with the offer. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of preferred stock or any other securities.

About Adhera Therapeutics

Adhera Therapeutics, Inc. is a specialty pharmaceutical company leveraging technology to commercialize unique therapies and improve patient outcomes. Adhera is initially focused on commercializing its United States Food and Drug Administration approved product for the treatment of hypertension to lower blood pressure, as well as other products that may be acquired by Adhera, through DyrctAxess, a patient-centric treatment approach. Adhera is dedicated to identifying additional assets to expand its commercial presence. Additional information can be found at www.adherathera.com.

Forward Looking Statements

Statements made in this news release may be forward-looking statements within the meaning of Federal Securities laws that are subject to certain risks and uncertainties and involve factors that may cause actual results to differ materially from those projected or suggested. These factors include, without limitation, those contained under the heading “Risk Factors” in the most recent filings by Adhera Therapeutics with the Securities and Exchange Commission, including, without limitation, its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as well as its Quarterly Reports on Form 10-Q filed thereafter. Adhera Therapeutics assumes no obligation to update or supplement forward-looking statements because of subsequent events.

Contact:

Nancy R. Phelan, CEO

Adhera Therapeutics, Inc.

(919) 578-5901